Filed by Career Education Corporation

Pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934.

Subject Company:  Whitman Education Group, Inc.

Commission File No. 1-13722

Date: April 16, 2003

The following slide show presentation was presented by Career Education Corporation to employees of Whitman Education Group on April 15, 2003 to discuss, and answer questions related to, the planned merger between Whitman Education Group and a wholly owned subsidiary of Career Education Corporation:

Except for the historical and present factual information contained herein, the matters set forth in this slide show, including statements as to the expected date of the closing of the merger, future financial and operating results, expected benefits and synergies of the merger, tax treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements identified by words such as “anticipates,” “expects,” “projects,” “plans,” “will,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Such statements are based on information currently available to us and involve risks and uncertainties that could cause our actual growth, results, performance and business prospects and opportunities to differ materially from those expressed in, or implied by these statements.   These risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operational results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry and business as detailed in CEC’s Annual Report on Form 10-K for the year ended December 31, 2002 and from time to time in each of CEC’s and Whitman’s reports filed with the SEC.  CEC and Whitman disclaim any responsibility to update these forward-looking statements.

CEC and Whitman will file a proxy statement/prospectus concerning the proposed merger transaction with the SEC as soon as practicable.  Whitman investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information.   After they  have been filed, you will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov.  In addition, you may obtain documents filed with the SEC by CEC free of charge by requesting them in writing from Career Education Corporation, 2895 Greenspoint Parkway, Suite 600 Hoffman Estates, Illinois 60195 Attention: Investor Relations Department, or by telephone at (847) 585-3899.  You may obtain documents filed with the SEC by Whitman free of charge by requesting them in writing from Whitman Education Group, Inc., 4400 Biscayne Boulevard, Miami, Florida 33137, or by telephone at (800) 445-6108.

Whitman, and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Whitman in connection with the merger. Information about the directors and executive officers of Whitman and their ownership of Whitman stock is set forth in the proxy statement for Whitman’s 2002 annual meeting of shareholders which was filed on July 15, 2002.  Investors may obtain additional information regarding such participants’ interests in the merger by reading the proxy statement/prospectus when it becomes available.

Whitman investors should read the proxy statement/prospectus carefully when they become available before making any voting or investment decisions.

Link to searchable text of slide 1

Link to searchable text of slide 2

Link to searchable text of slide 3

Link to searchable text of slide 4

Link to searchable text of slide 5

Link to searchable text of slide 6

Link to searchable text of slide 7

Link to searchable text of slide 8

Link to searchable text of slide 9

Link to searchable text of slide 10

Link to searchable text of slide 11

Link to searchable text of slide 12

Link to searchable text of slide 13

Link to searchable text of slide 14

Link to searchable text of slide 15

Link to searchable text of slide 16

Link to searchable text of slide 17

Link to searchable text of slide 18

Link to searchable text of slide 19

Link to searchable text of slide 20

Link to searchable text of slide 21

Link to searchable text of slide 22

Link to searchable text of slide 23

Link to searchable text of slide 24

Link to searchable text of slide 25

Link to searchable text of slide 26

Link to searchable text of slide 27

Link to searchable text of slide 28

Link to searchable text of slide 29

Link to searchable text of slide 30

Link to searchable text of slide 31

Link to searchable text of slide 32

Link to searchable text of slide 33

Link to searchable text of slide 34

Link to searchable text of slide 35

Link to searchable text of slide 36

Link to searchable text of slide 37

Link to searchable text of slide 38

Link to searchable text of slide 39

Link to searchable text of slide 40

Link to searchable text of slide 41

Link to searchable text of slide 42

Link to searchable text of slide 43

Link to searchable text of slide 44

Link to searchable text of slide 45

Link to searchable text of slide 46

Link to searchable text of slide 47

CAREER EDUCATION CORPORATION

[LOGO]

Jack Larson

Chairman, President & CEO

CAREER EDUCATION CORPORATION

1

CEC Mission Statement

We are a dynamic educational services company committed to quality, career-focused learning led by passionate professionals who inspire individual worth and life long achievement.

2

CEC History

•                  Founded in 1994, it has become one of the world’s largest and fastest-growing providers of private, for-profit postsecondary education.

•                  Annual internal revenue growth has averaged over 30 percent since the company was founded in 1994.

•                  Since its initial public offering in 1998, the company has set new records for revenues and net income in every quarter

3

•                  In 2001, CEC became the world’s largest provider of culinary education.

•                  During 2002, CEC generated the most revenue from on-campus locations compared to any group in the private, for-profit postsecondary education industry.

•                  CEC’s online programs are expanding rapidly—fast becoming another major growth driver for CEC.

4

•                  In 2002, CEC transplanted 15 new curricular programs to campuses throughout our system.

•                  CEC launched a fifth core curriculum —Health Education.

•                  Enhanced CEC’s infrastructure, evolving CEC’s management into two operating group.

•            Colleges, Schools, and Universities Group

•            Online Education Group

5

Revenue (in millions)

[CHART]

6

Net Income (in millions)

[CHART]

7

Fall Student Population

[CHART]

8

Strategic Growth Goal

[GRAPHICS]

9

Two Operating Groups

•      Colleges, Schools and Universities Group

•            Le Cordon Bleu

•            International Academy of Design & Technology

•            Katharine Gibbs

•            College

•            American InterContinental University

•            Health Education

•            International

•                  Online Education Group

•            American InterContinental University—Online

10

Global System Onsite & Online

[GRAPHICS]

11

CEC’s Competitive Advantage

•                  Career-oriented curriculum

•                  Diversification creates stable market demands:

•            Curriculum in multiple high-growth demand areas

•            Demographics in age and gender

•            Various

•            Geography

•                  Strong marketing expertise

•                    Excellent placement success

•                    Technology innovation

•                    Quality name brand institutions

12

Jake Gruver

President –

Colleges, Schools & Universities Group

13

CEC Brand Names

[GRAPHICS]

14

Current Core Curricula

		% Students

[GRAPHICS]	Visual Communication And Design Technologies	41%
[GRAPHICS]	Business Studies	27%
[GRAPHICS]	Information Technology	16%
[GRAPHICS]	Culinary Arts	14%
[GRAPHICS]	Health Education	2%

15

Diversified Student Demographics

Student Population by Age Group

[CHART]

50%/50% Male/Female

16

Diversified Degree Offerings

Student Population by degree objective

[CHART]

17

[GRAPHICS]

* Culinary Division

** AIU Division

*** Academy Division

18

Divisions

[GRAPHICS]

19

Culinary Division

[GRAPHICS]

20

AIU Division

[GRAPHICS]

21

College Division

[GRAPHICS]

22

IADT Division

[GRAPHICS]

23

Gibbs Division

[GRAPHICS]

24

Health Education Division

[GRAPHICS]

25

Dr. Jon Coover

Senior Vice President of Marketing

26

High Impact Marketing

CEC generated 1.7 million leads in 2002

60% over 2001

27

Media Source Examples

[GRAPHICS]

28

Convert Leads to Enrollments

•                  Specialized Admissions Efforts

Approximately 1,000 Professionals

1. Local Area

2. High School

3. Out-of-area

4. International

5. Internet

29

Automated Enrollment Center

[GRAPHICS]

•              Branded Enrollment Centers

•              Virtual Campus Tours/Catalog

•              Multi-currency & multi-lingual

•              Enrollment Agreement

•              Candidate for Acceptance

30

“CEC University” —
Staff Development

•                  CEC Online Courses

•                  Faculty Development

•                  Achieve Global/Managing Interpersonal Skills

•                  Training at CEC

•                  Regional, Divisional, Departmental Training

We have 7,000 employees worldwide:

4,000 faculty
1,000 marketing
2,000 administration

[GRAPHICS]

31

Dr. Pat Kapper

Senior Vice President of Education

32

Mission Statement for Learning

Our mission is to serve students from diverse backgrounds, seeking to enhance their individual worth and professional potential, by delivering quality educational programs and services. Our faculty and staff are committed to promoting student success as measured by graduation and career achievement.

33

The Pride of Our System

18,600 Graduates
in 2002
30% Growth

[GRAPHICS]

34

Our moral report card

Recent placement rate 94.1%

[GRAPHICS]

Up from 92% in 2001

35

Placement for Success

•                  200 Career Service Professionals focused on securing job orders

•                  Students required to take a professional development class or attend seminars that discusses job search skills

•                  Transferred proven marketing discipline to the career services department

36

Technology

New technologies are changing most Traditional college campuses. The conditions are finally right for these technologies on campus; the traditional classroom has found a powerful companion in Technology.

37

CEC’s Virtual Job Fair

[GRAPHICS]

723	Employers
4,161	CEC Students/Alumni
116	Chat Rooms
2,500	Job posting
12	Hours

38

My Campus.Com Login Sample

[GRAPHICS]

39

Jack Larson
Chairman, President & CEO

40

Reinvestment in Education

Capital Expenditures are expected to be $75 to $80 million in 2003

[CHART]

41

Words of Wisdom

•                  The student comes first

•                  Ask for help if needed

•                  Work with others

•                  Take responsibility

•                  Have a plan, work your plan

•                  Share good and bad news

•                  Keep moving forward

•                  Quality comes first

•                  Don’t take things for granted

•                  Use your resources wisely

•                  Be ethical

42

How does Whitman compare to CEC?

	[LOGO]	[LOGO]
Calendar 2002 Revenue (millions) *	$751	$105
Number of Campuses	51	22
Student Population	55,000	9,800
Core Curricula (Approx. % pop.):
VisCom and Design	41%	NA
Business Studies	27%	12%
Information Technology	16%	19%
Culinary Arts	14%	NA
Health Education	2%	69%
Degrees Offered (Approx. % pop.):
Diploma/Certificate	14%	70%
Associate’s	54%	12%
Bachelor’s/Master’s/Doctoral	32%	18%

* Excludes the Feb. 18, ’03 acquisition of the INSEEC Group

43

Where Do We Go From Here?

This means ...

•              Working together

•              Smooth transition

•              Business as usual

•              Growth

•              Opportunities

44

QUESTIONS

[GRAPHICS]

45

[LOGO]

Turning Dreams Into Futures

46